

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 6, 2009

David B. Speer
Chairman and Chief Executive Officer
Illinois Tool Works, Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026-1215

>   **Re: Illinois Tool Works, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Supplemental Correspondence filed June 22, 2009**
>   **File 001-04797**

Dear Mr. Speer:

We have reviewed your response letter dated June 22, 2009 and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A filed March 25, 2009

Compensation Discussion and Analysis, page 19

Annual Cash Incentives, page 22

1.   We note your response to prior comment 1 that the O factor objectives and weightings and year end adjustments are determined by collaborative discussions. However, your disclosure should also include a clear explanation of how these discussions result in the weightings and adjustments. If the CEO and compensation committee exercise complete discretion in determining weightings and adjustments you should state that clearly. If they consider specified factors in

determining the weightings and adjustments while engaged in collaborative discussions you should describe those factors and how they are reflected in the final determination. Also include an expanded discussion on the role of executive officers in determining these incentives. Refer to Item 402(b)(2)(xv) of Regulation S-K. Please tell us how you intend to revise your disclosure to address this comment in future filings.

Long-Term Incentives, page 25

2.   Your sample revised disclosure regarding the use of performance metrics is unclear. It appears based on your response to comment 2 that you use performance as a factor in two different ways with respect to one-third of your equity awards, namely the QRSU. The first is in determining whether QRSU equity awards will be forfeited based on 2009 income level at 80% of plan. The second use of performance is as one of the factors used to determine equity awards at the date of QRSU, other than those units issued under the BGIP. Also, it is unclear why you refer to performance goals in the plural when you appear to only be using corporate income as a performance goal and not revenue and income growth as your prior proxy disclosure indicated. Please clarify your sample disclosure accordingly or advise us otherwise.

3.   In setting the amount of equity to be given to your named executive officers you state the factors you evaluate include in the determination of are the executive officer's position, historical grants made to officers and peer group comparisons. Although you have disclosed that these are the factors you use - your disclosure must go beyond a listing of factors and explain how the actual awards reflect these factors. Expand your disclosure in future filings to clearly:

- explain the relative weight of the factors considered in determining equity awards,

- provide detailed disclosure regarding any peer group comparisons including the median amounts you reference, even if no specific target is set,

- discuss how your equity awards compare to such median amounts,

- disclose how equity awards reflect an executive's performance,

- provide appropriate analysis of individual awards where equity awards differ significantly among executives, and

- state that you have not used performance metrics as a determination.

Please tell us how you intend to revise your disclosure to address this comment in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3637, if you have any questions.

Sincerely,

Jay Mumford
Senior Attorney

cc (via fax): James H. Wooten, Jr.
Senior Vice President, General Counsel & Corporate Secretary